Exhibit 99.3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

MINISO Group Holding Limited

名創優品集團控股 有限公司

(A company incorporated in the Cayman Islands with limited liability)

(NYSE: MNSO; HKEX: 9896)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general meeting (the “Annual General Meeting”) of MINISO Group Holding Limited (the “Company”) will be held at Flats B-D, 35/F, Plaza 88, 88 Yeung Uk Road, Tsuen Wan, the New Territories, Hong Kong on Thursday, June 18, 2026 at 11:00 a.m. for the following purposes:

ORDINARY RESOLUTIONS

1.	To receive and adopt the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2025 and the reports of the directors and auditors thereon.

2.	(A) To re-elect the following directors of the Company (the “Directors”):

(i)	To re-elect Ms. Xu Lili as an independent non-executive Director; and

(ii)	To re-elect Mr. Zhu Yonghua as an independent non-executive Director.

(B)	To authorise the board of Directors (the “Board”) to fix the remuneration of the Directors.

3.	To re-appoint Ernest & Young and Ernst & Young Hua Ming LLP as auditors of the Company and authorise the Board to fix their remuneration for the year ending December 31, 2026.

4.	To consider and, if thought fit, pass with or without modification the following resolutions as ordinary resolutions:

(A)	“That:

(i)	subject to paragraph (iii) below, pursuant to the Rules Governing the Listing of Securities (the “Listing Rules”) on The Stock Exchange of the Hong Kong Limited (the “Hong Kong Stock Exchange”), a general mandate be and is hereby generally and unconditionally given to the Directors during the Relevant Period (as defined hereinafter) to exercise all the powers of the Company to allot, issue and/or otherwise deal with additional shares of the Company (including any sale or transfer of treasury shares (which shall have the meaning ascribed to it under the Listing Rules) out of treasury) or securities convertible into shares, or options, warrants or similar rights to subscribe for shares or such convertible securities of the Company and to make or grant offers, agreements and/or options (including bonds, warrants and debentures convertible into shares of the Company);

(ii)	the mandate in paragraph (i) above shall be in addition to any other authorisation given to the Directors and shall authorise the Directors during the Relevant Period (as defined hereinafter) to make or grant offers, agreements and/or options which may require the exercise of such powers after the end of the Relevant Period;

(iii)	the aggregate number of shares allotted and issued or agreed conditionally or unconditionally to be allotted and issued (whether pursuant to options or otherwise) by the Directors during the Relevant Period (as defined hereinafter) pursuant to paragraph (i) above, otherwise than pursuant to:

(a)	any Rights Issue (as defined hereinafter);

(b)	the grant or exercise of any option under any share option scheme of the Company (if applicable) or any other option, scheme or similar arrangements for the time being adopted for the grant or issue to the Directors, officers and/or employees of the Company and/or any of its subsidiaries and/or other eligible participants specified thereunder of options to subscribe for shares or rights to acquire shares of the Company;

(c)	the vesting of restricted shares and restricted share units granted or to be granted pursuant to the share incentive plan of the Company;

(d)	any scrip dividend scheme or similar arrangement providing for the allotment and issue of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the articles of association of the Company; or

(e)	a specific authority granted by the shareholders of the Company in general meeting, shall not exceed 10% of the total number of issued shares of the Company (excluding any treasury shares) as at the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the shares of the Company into a smaller or larger number of shares of the Company respectively after the passing of this resolution) and the said mandate shall be limited accordingly.

(iv)	for the purpose of this resolution:

(a)	“Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:

(1)	the conclusion of the next annual general meeting of the Company;

(2)	the expiry of the period within which the next annual general meeting of the Company is required by any applicable laws or the articles of association of the Company to be held; and

(3)	the passing of an ordinary resolution by the shareholders of the Company in general meeting revoking or varying the authority given to the Directors by this resolution; and

(b)	“Rights Issue” means an offer of shares of the Company or an issue of warrants, options or other securities giving rights to subscribe for shares of the Company, open for a period fixed by the Directors to holders of shares of the Company on the register of members on a fixed record date in proportion to their then holdings of such shares of the Company (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or, having regard to any restrictions or obligations under the laws of, or the requirements of, or the expense or delay which may be involved in determining the exercise or extent of any restrictions or obligations under the laws of, or the requirements of, any jurisdiction, any recognised regulatory body or any stock exchange applicable to the Company).”

(B)	“That:

(i)	subject to paragraph (ii) of this resolution, a general mandate be and is hereby generally and unconditionally given to the Directors during the Relevant Period (as defined hereinafter) to exercise all the powers of the Company to repurchase shares of the Company on the Hong Kong Stock Exchange or on any other stock exchange on which the shares of the Company may be listed and which is recognized for this purpose by the Securities and Futures Commission of Hong Kong and the Hong Kong Stock Exchange and, subject to and in accordance with all applicable laws, rules and regulations;

(ii)	the aggregate number of shares to be repurchased pursuant to the mandate in paragraph (i) of this resolution shall not exceed 10% of the total number of issued shares of the Company (excluding any treasury shares) as at the date of passing this resolution, and if any subsequent consolidation or subdivision of shares is conducted, the maximum number of shares that may be repurchased under the mandate in paragraph (i) above as a percentage of the total number of issued shares at the date immediately before and after such consolidation and subdivision shall be the same, and the mandate shall be limited accordingly; and

(iii)	for the purpose of this resolution:

“Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:

(a)	the conclusion of the next annual general meeting of the Company;

(b)	the expiry of the period within which the next annual general meeting of the Company is required by any applicable laws or the articles of association of the Company to be held; and

(c)	the passing of an ordinary resolution by the shareholders of the Company in general meeting revoking or varying the authority given to the Directors by this resolution.”

(C)	“That conditional upon the listing committee of the Hong Kong Stock Exchange granting the listing of, and permission to deal in, the Upper Strike Shares, a specific mandate be and is hereby granted to the Directors to exercise all the powers of the Company to allot and issue the Upper Strike Shares to the Call Spread Counterparties in accordance with the terms and conditions of the Upper Strike Warrant (capitalised terms used herein shall have the same meaning as defined in the circular of the Company dated April 24, 2026).”

(D)	“That conditional upon the resolutions numbered 4(A) and 4(B) set out in this notice being passed, the general mandate granted to the Directors to exercise the powers of the Company to allot, issue and/or otherwise deal with new shares of the Company (including any sale or transfer of treasury shares out of treasury) and to make or grant offers, agreements and/or options which might require the exercise of such powers pursuant to the resolution numbered 4(A) set out in this notice be and is hereby extended by the addition to the number of the issued shares of the Company which may be allotted and issued or agreed conditionally or unconditionally to be allotted and issued by the Directors pursuant to such general mandate of an amount representing the number of shares of the Company repurchased by the Company under the mandate granted pursuant to the resolution numbered 4(B) set out in this notice, provided that such extended amount shall not exceed 10% of the total number of issued shares of the Company (excluding any treasury shares) as at the date of passing of the said resolution.”

SHARES RECORD DATE AND ADS RECORD DATE

The Board has fixed the close of business on May 13, 2026 (Hong Kong time) as the record date (the “Share Record Date”) of the Company’s shares. Holders of record of the Company’s shares (as of the Share Record Date) are entitled to attend and vote at the Annual General Meeting and any adjourned meeting thereof.

Holders of American depositary shares (the “ADSs”) as of the close of business on May 13, 2026 (New York time) (the “ADS Record Date”), who wish to exercise their voting rights for the underlying shares must give voting instructions either directly to The Bank of New York Mellon, the depositary of the ADSs, if ADSs are held directly on the books and records of The Bank of New York Mellon, or indirectly through a bank, brokerage or other securities intermediary if ADSs are held by any of them on behalf of holders, as the case may be.

ATTENDING THE ANNUAL GENERAL MEETING

Only holders of record of the Company’s shares as of the Share Record Date are entitled to attend and vote at the Annual General Meeting. All officers and agents of the Company reserve the right to refuse any person entry to the Annual General Meeting venue, or to instruct any person to leave the Annual General Meeting venue, where such officer or agent reasonably considers that such refusal or instruction is or may be required for the Company or any other person to be able to comply with applicable laws and regulations. The exercise of such right to refuse entry or instruct to leave shall not invalidate the proceedings at the Annual General Meeting.

PROXY FORMS AND ADS VOTING CARDS

A holder of the Company’s shares as of the Share Record Date may appoint a proxy to exercise his or her rights at the Annual General Meeting. A holder of ADSs as of the ADS Record Date will need to directly instruct The Bank of New York Mellon, the depositary of the ADSs, if ADSs are held directly by holders on the books and records of The Bank of New York Mellon, or instruct a holder’s a bank, brokerage or other securities intermediary if the ADSs are held by any of them on behalf of holders, as the case may be, as to how to vote the shares represented by the ADSs. Please refer to the proxy form (for holders of the shares) which is available on our website at https://ir.miniso.com.

Holders of record of the Company’s shares on the Company’s register of members as of the Share Record Date are cordially invited to attend the Annual General Meeting in person. Your vote is important. You are urged to complete, sign, date, and return the accompanying proxy form to the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (for holders of the shares) or your voting instructions to The Bank of New York Mellon, if your ADSs are held directly on the books and records of The Bank of New York Mellon, or to your bank, brokerage or other securities intermediary, if your ADSs are held by any of them on your behalf, as the case may be (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy form by no later than 11:00 a.m. (Hong Kong time) on Tuesday, June 16, 2026 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong to ensure your representation at the Annual General Meeting; and The Bank of New York Mellon must receive your voting instructions by no later than 12:00 p.m. (New York time) on Monday, June 8, 2026 to enable the votes attaching to the shares represented by your ADSs to be cast at the Annual General Meeting. For the avoidance of doubt, holders of treasury shares of the Company (if any) are not entitled to vote at the Annual General Meeting.

By order of the Board
MINISO Group Holding Limited
YE Guofu
Executive Director and Chairman

Hong Kong, April 24, 2026

Registered office:	Headquarters and principal place of business in China:
Maples Corporate Services Limited	8F, M Plaza
PO Box 309, Ugland House	No. 109, Pazhou Avenue
Grand Cayman, KY1-1104	Haizhu District, Guangzhou 510000
Cayman Islands	Guangdong Province
China

As of the date of this notice, the Board comprises Mr. YE Guofu as executive Director, Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping as independent non-executive Directors.